Filed by Crown PropTech Acquisitions

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crown PropTech Acquisitions

Commission File No. 001-40017

The following is a press release issued by Brivo, Inc. on May 12, 2022.

Brivo Integrates with ZeroEyes to Address Gun-Related Violence, by Saving Time to Save Lives

ZeroEyes’ AI-based human-verified gun detection solution is now integrated into Brivo Access, allowing users to lock doors remotely when an active shooter is present

BETHESDA, MD AND PHILADELPHIA, PA - May 12, 2022 — Brivo, a leading provider in cloud-based access control and smart building technologies that entered into a definitive merger agreement with Crown PropTech Acquisitions (NYSE: CPTK), today announced an integration with ZeroEyes, the leading AI-based gun detection solution. This new integration seamlessly combines Brivo Access with ZeroEyes AI-based gun detection by automatically locking entryways remotely as soon as a firearm is detected onsite. The partnership also serves to inform first-responder decisions by providing them with near-real time information, including where the shooter is located, what the shooter looks like and which entryways have been locked.

“Improving safety has always been our north star at Brivo.” said Steve Van Till, founder and CEO of Brivo. “Combining our cloud-based access control solution with ZeroEyes gun detection closely aligns with Brivo’s mission to make the world a safer place, and demonstrates how vital access control is in today’s world.”

Since the Columbine High massacre in 1999, nearly 300,000 students have experienced gun violence at school, and at least 2,000 people have been killed or injured in mass shootings in the U.S. The Brivo-ZeroEyes integration empowers clients to activate secure barriers between shooters and their target, adding a crucial layer of security during active shooter situations. When a gun is identified by ZeroEyes’ gun detection algorithm and verified by the company’s team of military veterans, who monitor detections 24/7/365, customer administrators and first responders are notified through ZeroEyes’ software application. From there, administrators can leverage Brivo Access to lock entryways as needed and first responders can make informed decisions about their strategy.

“As the U.S. grapples with record numbers of shootings year after year in schools, businesses and other government spaces, ZeroEyes is on a mission to utilize proactive solutions to save as many lives as possible in active shooter situations,” said Mike Lahiff, CEO and co-founder of ZeroEyes. “Partnering with Brivo allows us to do just that, and strengthens our overall offering by giving customers the ability to instantly lock doors remotely when a weapon is detected onsite. With the combination of ZeroEyes AI gun detection software and Brivo’s cloud-based door access control, the customer’s security decision makers can radically improve their ability to protect against gun violence before the first shot is fired, a vital step in saving time and saving lives.”

About Brivo

Brivo, Inc., created the cloud-based access control and smart spaces technology category over 20 years ago and remains the global leader serving commercial real estate, multifamily residential, and large distributed enterprises. The company’s comprehensive product ecosystem and open API provide businesses with powerful digital tools to increase security automation, elevate employee and tenant experience, and improve the safety of all people and assets in the built environment. Brivo’s building access platform is now the digital foundation for the largest collection of customer facilities in the world, occupying over 300 million square feet across 42 countries. On November 10, 2021, Brivo entered into a definitive merger agreement with Crown PropTech Acquisitions (NYSE: CPTK) that will result in Brivo becoming a publicly listed company on the New York Stock Exchange under the new ticker symbol “BRVS.” Additional information about the transaction can be viewed here: www.brivo.com/about/investor-relations.

This press release is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Brivo, Inc. (“Brivo”) and Crown PropTech Acquisition Corp. (“Crown”) and related transactions and for no other purpose.

About ZeroEyes

ZeroEyes delivers a proactive, human-verified A.I. gun detection software solution that integrates into existing security cameras and mitigates mass shootings and gun related violence by reducing response times, providing actionable intelligence with images and delivering clarity among chaos - ultimately saving lives.

ZeroEyes has been recognized by the U.S. Department of Homeland Security (DHS) as a promising anti-terrorism technology and is the first video analytics technology to receive SAFETY Act DT&E Designation.

Founded by Navy SEALs and special operations military veterans, ZeroEyes delivers accurate and real-time actionable intelligence about the brandishing of a gun near or in an occupied area or building, to local staff and law enforcement with an image of the shooter(s) and location of the threat, within 3 to 5 seconds from the moment the gun is detected. The ZeroEyes team also provides tech consulting, installation assistance and practice drills for active shooter events to enhance safety at schools, corporate and government facilities. Headquartered in the Greater Philadelphia area, the company’s affordable and effective gun detection solution has been adopted by the US Department of Defense, leading public K-12 school districts, commercial property groups, manufacturing plants, Fortune 500 corporate campuses, shopping malls, big-box retail stores and more. Learn more about ZeroEyes at ZeroEyes.com.

Forward Looking Statements

These communications include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the proposed business combination and the potential success of Brivo’s go-to-market strategy, and expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Brivo’s and Crown’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Brivo and Crown. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Crown or Brivo is not obtained; the lack of third party valuation in determining whether or not to pursue the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Brivo; the risk that the conditions to the financing for the proposed business combination may not be satisfied or waived; the effect of the announcement or pendency of the proposed business combination on Brivo’s business relationships, performance and business generally; risks that the proposed business combination disrupts current plans of Brivo and potential difficulties in Brivo employee retention as a result of the proposed business combination; the ability to implement business plans, forecasts and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; Brivo’s ability to attract and retain customers; the combined company’s ability to up-sell and cross-sell to customers, including the success of Brivo’s customers’ development programs, which will drive future revenues; the ability of the combined company to compete effectively and its ability to manage growth; the amount of redemption requests made by Crown’s public shareholders; the ability of Crown or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the risk that the combined company’s securities will not be approved for listed on the New York Stock Exchange or if approved, that such listing will be maintained; and those factors discussed in Crown’s Annual Report on Form 10-K for the year ended December 31, 2021, dated April 12, 2022, and the preliminary proxy statement/prospectus of Crown related to the proposed business combination dated April 19, 2022 and, when available, Crown’s final proxy statement to be filed with the Securities and Exchange Commission (“SEC”), in each case, under the heading “Risk Factors,” and other documents of Crown filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Crown nor Brivo presently know or that Crown and Brivo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Crown’s and Brivo’s expectations, plans or forecasts of future events and views as of the date of this communication. Crown and Brivo anticipate that subsequent events and developments will cause Crown’s and Brivo’s assessments to change. However, while Crown and Brivo may elect to update these forward-looking statements at some point in the future,

Crown and Brivo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Crown’s and Brivo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Crown for their consideration. Crown filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include, when available, a definitive proxy statement to be distributed to Crown’s shareholders in connection with Crown’s solicitation for proxies for the vote by Crown’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Brivo’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Crown will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Crown’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Crown’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Crown, Brivo and the proposed business combination. Shareholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Crown, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 667 Madison Avenue, 12th Floor, New York, NY 10065, attention: Nikki Sacks.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Crown, Brivo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Crown’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crown’s shareholders in connection with the proposed business combination is set forth in the Registration Statement. You can find more information about Crown’s directors and executive officers in Crown’s Annual Report on Form 10-K for the year ended December 31, 2021, dated April 12, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

++++++

Contacts

Investor Inquiries

Investors@brivo.com

Media Inquiries

Press@brivo.com